Exhibit 4.1

L3 TECHNOLOGIES, INC.

SUPPLEMENTAL SAVINGS PLAN II

(Effective January 1, 2018)

ARTICLE I

PURPOSES OF THE PLAN AND EFFECTIVE DATE

The purpose of this L3 Technologies, Inc. Supplemental Savings Plan II is to provide Eligible Employees with the opportunity to defer base salary and bonus that cannot be deferred under the Qualified Plan because of the limitations under Section 401(a)(17) of the Code.  The Plan is effective with respect to compensation earned for services beginning January 1, 2018 and is intended to comply with the requirements of Section 409A of the Code.  The Plan also is intended to be a top-hat plan under ERISA and shall be interpreted in a manner consistent with such intent.

ARTICLE II

DEFINITIONS

Unless the context indicates otherwise, the following words and phrases shall have the following meanings:

Account -- The bookkeeping account maintained by the Company for each Participant which is comprised of his or her Deferral Account, Matching Account, Supplemental Account and Discretionary Account.

Beneficiary -- The person or persons designated by the Participant in his or her most recent beneficiary designation made in accordance with procedures prescribed by the Company to receive any benefits payable under this Plan following the Participant’s death.  If no Beneficiary has been designated, or no designated Beneficiary survives the Participant, Beneficiary means the Participant’s estate.  A Participant may change the designated beneficiary at any time by making a subsequent designation in accordance with procedures prescribed by the Company.

Board -- The Board of Directors of L3 Technologies, Inc.

Class Year Amounts -- With respect to a calendar year, (1) the amount of the elective deferrals credited to the Participant’s Deferral Account pursuant to a Deferral Election for such calendar year; (2) the Matching Credits credited to the Participant’s Matching Account with respect to such calendar year; (3) the Supplemental Credits credited to the Participant’s Supplemental Account with respect to such calendar year; and (4) earnings attributable to such elective deferrals, Matching Credits and Supplemental Credits.

Code -- The Internal Revenue Code of 1986, as amended.

Committee -- The committee described in Section 1 of Article X.

Company -- L3 Technologies, Inc., including its divisions and subsidiaries.

DCP II -- The L3 Technologies, Inc. Deferred Compensation Plan II.

Deferral Account -- A bookkeeping account maintained by the Company for each Participant to which amounts deferred pursuant to a Deferral Election are credited.

Deferral Election -- The irrevocable election by a Participant under Article III and the procedures prescribed by the Company under which the Participant elects to defer a portion of his or her Eligible Base Salary and/or Eligible Bonus for a calendar year.

Discretionary Account -- A bookkeeping account maintained by the Company for each Participant to which Discretionary Credits are credited.

Discretionary Credit -- The amount, if any, allocated to a Participant’s Account under Section 3 of Article IV.

Eligible Base Salary -- With respect to a calendar year, annual base salary exclusive of amounts subject to a deferral election made pursuant to the DCP II, which (1) is earned in such calendar year and (2) is, or but for the Participant’s Deferral Election would have been, paid after the Participant’s Qualified Plan Compensation meets the Section 401(a)(17) Limit for the calendar year.

Eligible Bonus -- With respect to a calendar year, an incentive bonus amount awarded to an Eligible Employee for a calendar year under the MIB, excluding any amounts subject to a deferral election made pursuant to the DCP II, which (1) is earned in such calendar year and (2) is, or but for the Participant’s Deferral Election would have been, paid after the Participant’s Qualified Plan Compensation meets the Section 401(a)(17) Limit for the calendar year in which it is paid.

Eligible Employee -- With respect to a calendar year, an employee of an Employer who:

(1)	Is eligible to participate in the MIB in such calendar year;

(2)	Is eligible to participate in the Qualified Plan in such calendar year; and

(3)	The Company anticipates will receive compensation in excess of the Section 401(a)(17) Limit for such calendar year.

Notwithstanding the foregoing, an individual shall not be an Eligible Employee with respect to a calendar year unless he commenced employment with an Employer prior to July 1 of the immediately preceding calendar year.

Employer -- A business unit that participates in the Qualified Plan in accordance with the terms of an applicable appendix thereto.

ERISA -- The Employee Retirement Income Security Act of 1974, as amended.

Investment Options -- The hypothetical investment options, as determined from time to time by the Committee, used to credit earnings, gains and losses on Account balances.  The Plan’s Investment Options at any time shall consist of the investment options available for future investments under the Qualified Plan at such time, but excluding the L3 Stock Fund.

Matching Account -- A bookkeeping account maintained by the Company for each Participant to which Matching Credits are credited.

Matching Compensation -- With respect to an Eligible Employee for a calendar year, an amount equal to the amount in excess of the Section 401(a)(17) Limit which would be included in the Eligible Employee’s Qualified Plan Compensation for such calendar year if his or her Qualified Plan Compensation were not limited by the Section 401(a)(17) Limit and included the sum of (1) amounts subject to a deferral election made pursuant to the DCP II, plus (2) amounts deferred by the Eligible Employee for such calendar year under Article III.

Matching Credit -- The amount, if any, allocated to a Participant’s Account under Section 1 of Article IV.

MIB -- The formal or informal program of the Company under which an employee receives an annual cash incentive bonus that is described as a “Management Incentive Bonus” or is otherwise paid under the Company’s 2012 Cash Incentive Plan (or any successor plan thereto).

Open Enrollment Period -- With respect to a calendar year, the period of time established by the Committee in its discretion (but ending no later than December 31 of the preceding calendar year) during which an Eligible Employee may make a Deferral Election.

Participant -- An Eligible Employee who enters into a Deferral Election.  A Participant shall continue to participate in this Plan until his or her Account balance has been fully distributed.

Plan -- This L3 Technologies, Inc. Supplemental Savings Plan II.

Qualified Plan -- The L3 Technologies Master Savings Plan.

Qualified Plan Compensation -- With respect to an Eligible Employee, the definition of “Compensation” applicable to such Eligible Employee under the Qualified Plan.

Section 401(a)(17) Limit -- With respect to a calendar year, the dollar limit established under Section 401(a)(17) of the Code for such calendar year.

Section 409A Change of Control Event -- A change in ownership or effective control of L3 Technologies, Inc., or in the ownership of a substantial portion of the assets of L3 Technologies, Inc., within the meaning of Section 409A(a)(2)(A)(v) of the Code and regulations issued thereunder.

Separate from Service/Separation from Service/Separates from Service -- An Eligible Employee Separates from Service or experiences a Separation from Service if he or she dies, retires, terminates employment with the Company, or otherwise reduces his level of services to the Company by 80% or more, provided that such termination of employment or reduction in service constitutes a “separation from service” as defined in Treasury Regulation § 1.409A-1(h).

Supplemental Account -- A bookkeeping account maintained by the Company for each Participant to which Supplemental Credits are credited.

Supplemental Credit -- The amount, if any, allocated to a Participant’s Account under Section 2 of Article IV.

ARTICLE III

DEFERRAL ELECTIONS

1.             Deferral Election.  An Eligible Employee for a calendar year may elect to defer a portion of his or her Eligible Base Salary and/or Eligible Bonus payable for services performed during a calendar year by making a Deferral Election during the Open Enrollment Period for such calendar year.  An Eligible Employee’s Deferral Election shall be irrevocable upon the close of such Open Enrollment Period.

2.             Amount of Deferral.  An Eligible Employee may elect to defer with respect to a calendar year a whole percentage, no less than 1 percent and no greater than 10 percent, of his or her Eligible Base Salary and/or Eligible Bonus earned for services rendered during such calendar year.

3.             Time when Deferral Election Takes Effect.  An Eligible Employee’s Deferral Election shall take effect on January 1 of the calendar year immediately following the calendar year in which the Deferral Election is made and becomes irrevocable.

4.             Crediting of Deferrals.  Amounts deferred pursuant to an Eligible Employee’s Deferral Election will be credited to such Eligible Employee’s Deferral Account.

ARTICLE IV

COMPANY CREDITS

1.            Matching Credits.

(a)           For each calendar year with respect to which an Eligible Employee makes an elective deferral under Article III, the Company shall credit a Matching Credit to the Eligible Employee’s Matching Account.

(b)          The Eligible Employee’s Matching Credit for a calendar year, if applicable, shall equal one hundred percent (100%) of the Eligible Employee’s elective deferrals to the Plan that do not exceed four percent (4%) of the Eligible Employee’s Matching Compensation for such calendar year.

2.             Supplemental Credits.

(a)           For each calendar year with respect to which an Eligible Employee who is not accruing a benefit under a Company-sponsored defined benefit plan or similar arrangement (as determined by the Committee in its sole discretion) makes an elective deferral under Article III, the Company shall credit a Supplemental Credit to the Eligible Employee’s Supplemental Account.

(b)           The Eligible Employee’s Supplemental Credit for a calendar year, if applicable, shall equal one percent (1%) of the Eligible Employee’s Matching Compensation for such calendar year.

3.             Discretionary Credits.  The Committee may elect during any calendar year to credit a Discretionary Credit to an Eligible Employee’s Discretionary Account at such time and in such amount and subject to such vesting and payment conditions as may be determined by the Committee in its sole discretion.

4.             Deferrals to Qualified Plan.  Notwithstanding anything in this Article IV to the contrary, if an Eligible Employee’s elective deferrals under the Qualified Plan in a calendar year do not equal the maximum amount that the Eligible Employee may elect to defer under the Qualified Plan pursuant to Section 402(g) of the Code during such calendar year, the Eligible Employee shall not receive any Matching Credits or Supplemental Credits for such calendar year.

ARTICLE V

VESTING

1.             Vesting of Deferral Account.  A Participant shall be fully vested at all times in all amounts credited to his or her Deferral Account, including any earnings attributable thereto.

2.             Vesting of Matching Account.  A Participant shall be vested in amounts credited to his or her Matching Account, including any earnings attributable thereto, to the same extent that the Participant is vested in his or her matching contributions under the Qualified Plan.

3.             Vesting of Supplemental Account.  A Participant shall be vested in amounts credited to his or her Supplemental Account, including any earnings attributable thereto, to the same extent that the Participant is vested in amounts credited to his or her Matching Account.

4.             Vesting of Discretionary Account.  A Participant shall be vested in amounts credited to his or her Discretionary Account in accordance with the terms and conditions applicable to the Discretionary Credits contributed thereto.

5.             Forfeiture of Unvested Amounts on Separation from Service.  Notwithstanding anything in this Article V to the contrary, a Participant who Separates from Service shall permanently forfeit his or her unvested interest in amounts credited to his or her Matching Account, Supplemental Account and Discretionary Account, including any earnings attributable thereto, at the time of such Separation from Service.

ARTICLE VI

ACCOUNT

1.             Crediting of Elective Deferrals.  Elective deferrals deferred pursuant to Article III shall be credited to a Participant’s Deferral Account within 30 days following the day on which such amounts would have otherwise been paid to the Participant.

2.             Crediting of Matching and Supplemental Credits.  Matching Credits and Supplemental Credits credited with respect to a calendar year shall be credited to a Participant’s Matching Account and Supplemental Account, respectively, as soon as administratively practicable following the close of the calendar year.

3.             Crediting of Discretionary Credits.    Discretionary Credits shall be credited to a Participant’s Discretionary Account at such time as determined by the Committee in its sole discretion.

4.             Crediting of Earnings. The Company shall daily or otherwise periodically, at the Committee’s discretion, credit gains, losses and earnings to a Participant’s Account, until the full balance of the Account has been distributed.  Amounts shall be credited to a Participant’s Account under this Section 3 based on the results that would have been achieved had amounts credited to the Account been invested at the time of crediting into the Investment Options selected by the Participant or otherwise provided for under this Section 4.  The Company shall specify procedures to allow Participants to make elections as to the deemed investment of amounts newly credited to their Accounts, as well as the deemed investment of amounts previously credited to their Accounts.  Amounts credited to a Participant’s Account shall be deemed invested in the target date fund applicable to such Participant under the Qualified Plan unless and until the Participant elects another Investment Option.  Notwithstanding anything in the Plan to the contrary, nothing in this Section or otherwise in the Plan will require the Company to actually invest any amounts in such Investment Options or otherwise.

ARTICLE VII

PAYMENT OF BENEFITS

1.             General.  The Company’s liability to pay benefits to a Participant or Beneficiary under this Plan shall be measured by, and in no event shall exceed, the Participant’s Account balance.  All benefit payments shall be made in cash.  The dates or events with respect to which any portion of a Participant’s Account may be distributed shall be limited to the following: Separation from Service; death; or a Change in Control (as defined in Section 4 below).

2.             Distribution on Separation from Service.

(a)           Class Year Amounts.

(1)          During the Open Enrollment Period in which a Participant makes a Deferral Election for a calendar year, the Participant shall also make an irrevocable election with respect to how each of his or her Class Year Amounts for such calendar year will be distributed in the event of his or her Separation from Service.

(2)          A Participant may elect to receive his or her Class Year Amounts in one lump-sum payment or in approximately equal annual installments over a period of five, ten, fifteen or twenty years.  If a Participant does not make an election as to the distribution of his or her Class Year Amounts for a calendar year, such Participant will be deemed to have elected such calendar year’s Class Year Amounts to be distributed in one lump-sum payment.  The lump-sum payment or the first installment of such Class Year Amounts shall be paid in cash as soon as practicable during the month of January or the month of July next following the six-month anniversary of the date on which the Participant Separates from Service.  Each subsequent installment of such Class Year Amounts shall be paid in cash on the next succeeding anniversary date of the first installment payment until all such installment payments shall have been paid.

(3)          Following the close of the Open Enrollment Period applicable to a Participant’s Class Year Amounts for a calendar year, a Participant may, at the Committee’s discretion, elect to change the form of payment applicable to such Class Year Amounts.  An election to make such a change shall be in writing and shall be submitted to the Company on such form as the Company may prescribe, and shall be effective only if it satisfies the following requirements: (1) the election must be submitted to the Company in writing at least 12 months before the election is to be effective; and (2) the election must result in deferral for a period of at least five years from the date payment of the Class Year Amounts would otherwise have occurred or commenced.  A series of payments made in installments shall be treated as a single payment for purposes of applying the requirements of this Section 2(a)(3).

(4)          If payment of Class Year Amounts is made in the form of annual installments, the amount of each installment shall equal the total of the Class Year Amounts as of the December 31 or June 30 that most immediately precedes the distribution date, divided by the number of remaining installments (including the installment being determined), with the final payment to be in an amount equal to the entire unpaid portion of such Class Year Amounts.

(b)           Discretionary Credits.  A Participant’s Discretionary Credits, and earnings attributable to such Discretionary Credits, shall be paid in a lump sum payment or in installments, as may be determined by the Committee in its sole discretion at the time Discretionary Credits are credited to Participant’s Discretionary Account.  If the Committee does not designate a form of payment with respect to a Discretionary Credit, then such Discretionary Credit, and any earnings attributable to such Discretionary Credit, shall be paid in one lump-sum payment.  The lump-sum payment or the first installment payment shall be paid in cash as soon as practicable during the month of January or the month of July next following the six-month anniversary of the date on which the Participant Separates from Service.  Each subsequent installment payment shall be paid in cash on the next succeeding anniversary date of the first installment payment until all such installment payments shall have been paid.

(c)           Notwithstanding anything in this Section 2 to the contrary, if a Participant’s vested Account balance is $50,000 or less at the time the Participant Separates from Service, the vested Account balance shall be distributed in one lump-sum payment in cash as soon as practicable during the month of January or the month of July next following the six-month anniversary of the date on which the Participant Separates from Service.

3.            Acceleration on Death.  Upon the death of a Participant, his or her unpaid Account balance, if any, shall be paid to the Participant’s Beneficiary in one lump-sum payment as soon as administratively practicable, but no later than the last day of the first calendar year following the calendar year in which the death occurred.

4.             Acceleration upon Change in Control.

(a)           Notwithstanding any other provision of this Plan, the Account balance of each Participant shall be distributed in one lump-sum payment within 60 calendar days following a “Change in Control.”

(b)           For purposes of this Plan, a Change in Control shall mean a Section 409A Change of Control Event that also constitutes one or more of the following:

(1)          The acquisition by any person or group (including a group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than L3 Technologies, Inc. or any of its subsidiaries, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of a majority of the combined voting power of L3 Technologies, Inc.’s then outstanding voting securities, other than by any employee benefit plan maintained by L3 Technologies, Inc.;

(2)          The sale of all or substantially all of the assets of L3 Technologies, Inc.; or

(3)          The election, including the filling of vacancies, during any period of 24 months or less, of 50 percent or more of the members of the Board of Directors of L3 Technologies, Inc. without the approval of Continuing Directors, as constituted at the beginning of such period.  “Continuing Directors” shall mean any director of L3 Technologies, Inc. who either (i) is a member of the Board on July 1, 1997, or (ii) is nominated for election to the Board by a majority of the Board which is comprised of directors who were, at the time of such nomination, Continuing Directors.

5.             Acceleration of or Delay in Payments. The Committee, in its sole and absolute discretion, may accelerate the time or form of payment of a benefit owed to a Participant, provided such acceleration is permitted under Treasury Regulation § 1.409A-3(j)(4). The Committee may also, in its sole and absolute discretion, delay the time for payment of a benefit owed to a Participant, provided such delay is permitted under Treasury Regulation §1.409A‑2(b)(7).

6.            Compliance with Law.  Notwithstanding anything to the contrary herein, if the Committee determines in good faith, based on consultation with counsel, that the Plan fails to satisfy the requirements of Section 409A of the Code and regulations issued thereunder, the Committee may direct the distribution of Account balances of affected Participants, provided that the amount distributed to a Participant does not exceed the amount required to be included in income by such Participant as a result of the failure to comply with such law and regulations.

ARTICLE VIII

PARTICIPANTS’ RIGHTS

1.            Unfunded Status of Plan.  This Plan constitutes a contractual promise by the Company to make payments in the future, and each Participant’s rights shall be those of a general, unsecured creditor of the Company.  No Participant shall have any beneficial interest in this Plan.  Notwithstanding the foregoing, to assist the Company in meeting its obligations under this Plan, the Company may, but is not required to, set aside assets in a trust or trusts described in Revenue Procedure 92-64, 1992-2 C.B.422 (generally known as a “rabbi trust”), and direct that its obligations under this Plan be satisfied by payments out of such trust or trusts.  It is the Company’s intention that this Plan be unfunded for Federal income tax purposes and for purposes of Title I of ERISA.

2.            Nonalienability of Benefits.  A Participant’s rights to benefit payments under this Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Participant or the Participant’s Beneficiary.  For the avoidance of doubt, the benefits or rights to benefits of a Participant or Beneficiary under this Plan may not be assigned or attached pursuant to a domestic relations order and the Company will not give effect to any domestic relations order or similar instrument purporting to assign or attach benefits or rights to benefits of a Participant or Beneficiary under this Plan.

ARTICLE IX

AMENDMENT OR TERMINATION

1.             Amendment.  The Board, the Compensation Committee of the Board or, to the extent permitted by resolution of the Board or its Compensation Committee, any delegate of the Board or Compensation Committee may amend, modify, suspend or discontinue this Plan at any time; provided, however, that an amendment to the Plan that would increase the benefits provided under the Plan shall not be effective unless such amendment is adopted pursuant to a resolution or other action taken by the Board or its Compensation Committee; and provided, further, that no such amendment shall have the effect of reducing a Participant’s Account balance or postponing the time when a Participant is entitled to receive a distribution of his or her Account balance.  For the avoidance of doubt, an action taken by the Committee to accelerate or delay the time for payment of a benefit owed to a Participant pursuant to Section 5 of Article VII shall not constitute an amendment having the effect of reducing a Participant’s Account balance or postponing the time when a Participant is entitled to receive a distribution of his or her Account balance.

2.             Termination.  The Board and the Compensation Committee of the Board reserve the right to terminate this Plan by Plan amendment at any time and to pay all Participants their Account balances in a lump sum immediately following such termination or at such time thereafter as the Board or the Compensation Committee of the Board may determine, provided that any payments on termination of the Plan must comply with the requirements of Treasury Regulations Section 1.409A-3(j)(4)(ix).

ARTICLE X

ADMINISTRATION

1.             The Committee. This Plan shall be administered by the Compensation Committee of the Board or such other committee (whether of the Board or of executives of the Company) as may be designated by the Board or its Compensation Committee to administer this Plan. The Compensation Committee or such other committee designated by the Board or its Compensation Committee to administer this Plan is referred to in this document as the “Committee.”

2.             Delegation and Reliance.  The Committee may delegate to any officer or employee of the Company the authority to execute and deliver those instruments and documents and to take, or refrain from taking, all actions deemed necessary, advisable or convenient for the effective administration of this Plan in accordance with its terms and purposes.  The Committee may also appoint a plan administrator or any other agent and delegate to such administrator or agent such powers and duties in connection with the administration of the Plan as the Committee may deem appropriate.  In making any determination or in taking or not taking any action under this Plan, the Committee may obtain and rely upon the advice of experts, including professional advisors to the Company.  No member of the Committee or officer or employee of the Company who is a Participant may participate in any decision specifically relating to his or her individual rights or benefits under this Plan.

3.            Powers of the Committee.  The Committee shall administer this Plan in accordance with its terms.  The Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretation or construction shall be final and binding on all parties, including but not limited to the Company and any Participant or Beneficiary.  The Committee shall administer this Plan in a uniform and nondiscriminatory manner and in full accordance with any and all laws applicable to the Plan.  The Committee shall have all powers necessary to administer the Plan, including without limitation, in addition to those powers set forth above, the following:

(a)          to determine whether individuals qualify as the Participants in the Plan;

(b)          to determine the amount of benefits payable to Participants and their Beneficiaries;

(c)          to maintain all records that may be necessary for the administration of the Plan; and

(d)          to make and publish rules and procedures for the administration of the Plan.

4.             Exculpation and Indemnity.  To the extent permitted by applicable law, the Company shall indemnify and hold harmless the Committee and each member thereof and delegates of the Committee who are employees of the Company against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims, arising out of their discharge of responsibilities under or incident to the Plan, other than expenses, liabilities and claims arising out of their willful misconduct.  This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Company or provided by the Company under any bylaw, agreement or otherwise, as such indemnities are permitted under applicable law.

5.             Facility of Payment.  If a minor, person declared incompetent, or person incapable of handling the disposition of his or her property, is entitled to receive a benefit, make an application, or make an election hereunder, the Committee may direct that such benefits be paid to, or such application or election be made by, the guardian, legal representative, or person having the care and custody of such minor, incompetent, or incapable person. Any payment made, application allowed, or election implemented in accordance with this Section shall completely discharge the Company, the Board and the Committee from all liability with respect thereto.

6.             Proof of Claims.  The Committee may require proof of the death, disability, competency, minority, or incapacity of any Participant or Beneficiary and of the right of a person to receive any benefit or make any application or election.

7.             Claims Procedure.

(a)          Any person claiming a benefit, requesting an interpretation or ruling under this Plan, or requesting information under this Plan shall present the request in writing to the Committee, which shall respond in writing within 90 days.  The Committee may, however, extend the reply period for an additional ninety 90 days for special circumstances.  If the claim or request is denied, the written notice of denial shall state (1) the reason for denial, with specific reference to the plan provisions on which the denial is based, (2) a description of any additional material or information required and an explanation of why it is necessary, and (3) an explanation of the claims review procedure.

(b)          Within 60 days after the receipt by a claimant of the written decision described above or the expiration of the claims review period described above including any extension, the claimant may request review by giving written notice to the Committee.  The claim or request shall be reviewed by the Committee, which may, but shall not be required to, grant the claimant a hearing.  On review, the claimant may have representation, examine pertinent documents, and submit issues and comments in writing.  If the claimant does not request a review within such sixty-day period, he or she shall be barred from challenging the original determination.

(c)          The decision on review shall normally be made within 60 days after the Committee’s receipt of a request for review.  If an extension of time is required for a hearing or other special circumstances, the claimant shall be notified and the time limit shall be 120 days.  The decision shall be in writing and shall state the reason and the relevant plan provisions.  All decisions on review shall be final and binding on all parties concerned.

(d)          To the extent permitted by law, decisions reached under the claims procedures set forth in this Section 7 shall be final and binding on all parties.  No legal action for benefits under the Plan shall be brought unless and until the claimant has exhausted his remedies under this Section 7. In any such legal action, the claimant may only present evidence and theories which the claimant presented during the claims procedure.  Any claims which the claimant does not in good faith pursue through the review stage of the procedure shall be treated as having been irrevocably waived.  Judicial review of a claimant’s denied claim shall be limited to a determination of whether the denial was an abuse of discretion based on the evidence and theories the claimant presented during the claims procedure.

(e)          Any suit or legal action initiated by a claimant under the Plan must be brought by the claimant no later than one year following a final decision on the claim for benefits by the Committee.  The one-year limitation on suits for benefits will apply in any forum where a claimant initiates such suit or legal action.

ARTICLE XI

GENERAL PROVISIONS

1.            No Guarantee of Employment.  Neither this Plan nor a Participant’s Deferral Election shall in any way obligate the Company to continue the employment of a Participant with the Company or limit the right of the Company at any time and for any reasons to terminate the Participant’s employment.  In no event shall this Plan or a Deferral Election constitute an employment contract between the Company and a Participant or in any way limit the right of the Company to change a Participant’s compensation or other benefits.

2.            Agreement to Plan Terms.  By electing to become a Participant hereunder, each Participant shall be deemed conclusively to have accepted and consented to all the terms of this Plan and all actions or decisions made by the Company, the Board, or the Committee with regard to this Plan.

3.             Tax Withholding; Section 409A.  To the extent required by law, the Company shall withhold from amounts deferred or paid hereunder, or amounts otherwise payable to the Participant, any Federal, state, or local income or payroll taxes required to be withheld and shall furnish the recipient and the applicable government agency or agencies with such reports, statements, or information as may be legally required.  This Plan shall be interpreted in a manner that is intended to ensure that any such payments or benefits shall not be subject to any tax or interest under Section 409A of the Code; provided, that neither the Company, the Committee nor any employee or representative thereof shall have any liability to a Participant or a Beneficiary with respect thereto.

4.            Successors.  The provisions of this Plan shall be binding upon and inure to the benefit of the Company, its successors, and its assigns, and to the Participants and their heirs, executors, administrators, and legal representatives.

5.            Governing Law.  The validity of this Plan and any of its provisions shall be construed, administered, and governed in all respects under and by the laws of the State of New York (including its statute of limitations and all substantive and procedural law, and without regard to its conflict of laws provisions), except as to matters of Federal law.  If any provision of this instrument shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof shall continue to be fully effective.

6.            Other Plan Benefits.  No amount credited to a Participant’s Account under this Plan shall be treated as compensation for purposes of calculating the amount of a Participant’s benefits or contributions under any pension, retirement, or other plan maintained by the Company.

7.             Missing Payees.  If all or portion of a Participant’s Plan benefit becomes payable and the Committee after a reasonable search cannot locate the Participant (or his or her Beneficiary if such Beneficiary is entitled to payment), the Committee may forfeit the Participant’s Plan benefit.  If the Participant (or his or her Beneficiary) subsequently presents a valid claim for benefits to the Committee, the Committee shall restore and pay the appropriate Plan benefit.

8.             Mistaken Payment.  No Participant or Beneficiary shall have any right to any payment made in error or in contravention of the terms of the Plan, the Code, or ERISA. The Committee shall have full rights under the law to recover any such mistaken payment, and the right to recover attorney’s fees and other costs incurred with respect to such recovery.  Recovery shall be made from future Plan payments, or by any other available means.

9.             Receipt and Release for Payments.   Any payment to a Participant, Beneficiary, or to any such person’s legal representative, parent, guardian, or any person or entity specified in Article X, Section 5, shall be in full satisfaction of all claims that can be made under the Plan against the Company.  The Company may require such Participant, Beneficiary, legal representative, or any other person or entity described in Article X, Section 5, as a condition precedent to such payment, to execute a receipt and release thereof in such form as shall be determined by the Company.

IN WITNESS WHEREOF, this L3 Technologies, Inc. Supplemental Savings Plan II is hereby adopted effective for compensation earned for services beginning January 1, 2018.

L3 TECHNOLOGIES, INC.

Date:	October 31, 2017	By:	/s/ Kevin L. Weiss

		Name:	Kevin L. Weiss

		Title:	Vice President, Human Resources